Mail Stop 4561

January 15, 2010

Cary T. Fu
Chief Executive Officer
Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, Texas 77515

> **Re:** **Benchmark Electronics, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-10560**

Dear Cary T. Fu:

      We have reviewed your response letter dated December 14, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 30, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Inventory Obsolescence Reserve, page 29

1.   We have reviewed your response to prior comment 7 and note that you maintain inventory reserves for internal purposes and provide the changes to these reserves as part of the valuation and qualifying account schedule for additional information purposes. However, your disclosure regarding these reserves and the information provided in the valuation and qualifying account schedule do not comply with the

guidance in SAB Topic 5BB. As a result, you should revise your disclosure and remove the information provided in the valuation and qualifying account schedule related to your inventory obsolescence reserve in further filings.

Impairment of Long-Lived Assets, page 30

2.   We have reviewed your response to prior comment 8. Please consider disclosing the following in future filings:

    a. The percentage by which the fair value of your Asia reporting unit exceeds the carrying value as the date of the most recent test;
    b. a description of the methods (i.e. both the income and market approaches) and the key assumptions used; and
    c. how they key assumptions were determined.

3.   Your response to prior comment 8 omitted a discussion of how the key assumptions used in your fair value assessment have changed from the prior year. Please tell us the specific key assumptions used in your 2007 analyses under both the income and market approaches. Also include a discussion of any material changes in the assumptions during 2008.

4.   We note in your response to prior comment 8 that your discounted cash flow model assumed revenue growth over a ten year period ranging from 2.5% to 6.3%. Please tell us the revenue growth assumed for 2009 through 2011 in your analysis. In this regard, tell us how you considered the fact that revenue in your Asia reporting unit declined by 6% from 2007 to 2008.

Part III (as Incorporated by Reference from Definitive Proxy Statement Filed April 14, 2009)

Executive Compensation

Compensation Discussion and Analysis

Long-term Incentive Compensation, page 15

5.   We refer to your response to our prior comment 11 and note that in determining the amount of equity awards to your named executive officers, you consider, among other things, each executive officer's performance and responsibilities. In subsequent filings, where an executive's individual performance or individual contributions are considered in setting any element of compensation, please confirm that you will describe the elements of individual performance or individual contributions taken into account. Also confirm that you will, when applicable, describe how each form of compensation is structured and

implemented to reflect the named executive officer's individual performance and/or individual contribution to your company's performance. See Item 402(b)(2)(vii) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jaime John, Staff Accountant, at (202) 551- 3446 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief